GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166
Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

July 5, 2012
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 28, 2012 (“2011 Form 10-K”)
Form 10-Q for the Fiscal Period ended March 31, 2012
Filed May 15, 2012 (“March 2012 Form 10-Q”)
File No. 333-167960

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we are hereby responding to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated July 3, 2012, with respect to the captioned filings.
Courtesy copies of this letter are being provided directly to the staff for its convenience (attention: Jessica Plowgian, Esq.).
To facilitate the staff's review, the Commission's comments precede each of the Company's responses.
Form 10-K for the Fiscal Year ended December 31, 2011
Risk Factors, page 11

1.
In future filings please add a risk factor disclosing the risks associated with your senior secured promissory note discussed on page 30, including the risk that the holders may convert all or any portion of the note into securities of the company (including, in some circumstances, at a conversion price equal to 90% of the closing price of your common stock), and the resulting dilutive effect such conversion would have on your existing stockholders.

Response: The Company will add a risk factor in future filings to disclose the risks associated with its senior secured promissory note discussed on page 30 of its 2011 Form 10-K, including the risk that the holder may convert all or any portion of the note into securities of the Company at a discount to the then current trading price and the resulting dilutive effect such conversion would have on existing stockholders.

"Investor relations activities, nominal "float" and supply and demand factors…," page 22

2.	In future filings please explain the nature of the investor awareness activities your investors may engage in.
Response: The Company will explain in future filings the nature of the investor awareness activities investors may engage in.

3.	In future filings please expand your disclosure to clearly state the risk that the activities described in this risk factor may subject you to liability under the Securities Act of 1933.
Response: The Company will expand its disclosure in future filings to clearly state the risk that the activities described in the risk factor "Investor relations activities, nominal “float” and supply and demand factors may affect the price of our common stock" may subject the Company to liability under the Securities Act of 1933.
Operating Expenses, page 28

4.
We note your reference to $1,216,000 in investor relations costs in 2011 and your statement that you expect that your professional fees will continue to increase as you expand your reporting and investor relations efforts as a public company. In future filings please expand your disclosure to clarify whether you expect to conduct an investor marketing campaign of similar magnitude and expense in future periods.

Response: The Company will expand its disclosure in future filings to clarify whether it expects to conduct an investor marketing campaign in 2012 or in future periods of a similar magnitude and expense as it did in 2011.
Form 10-Q for the Fiscal Period ended March 31, 2012
Management's Discussion and Analysis…, page 16
Revenues, page 17

5.	Please revise your disclosure in future filings to clarify your reference to "customer conversions."
Response: The Company will revise its disclosure in future filings to clarify its reference to "customer conversions."
Liquidity and Capital Resources, page 18

6.	Tell us where you disclosed your May 4 and May 15, 2012 issuance of promissory notes and sale of common stock similar to your disclosure on page 32 of your S-1 filed on June 5, 2012.
Response:
Issuance of Promissory Note:
The $75,000 promissory note issued on May 4, 2012 was not disclosed in the March 2012 Form 10-Q because it was deemed to be an immaterial short-term borrowing subsequent event that was to be paid within 30 days. Since the note was extended and affecting liquidity during the period covered in the Company's Form S-1 (transactions on or before June 1, 2012), the Company determined that it should be disclosed.

Sale of Common Stock:
The March 2012 Form 10-Q disclosed certain transactions on or before the cutoff date of May 14, 2012. Therefore, the Company disclosed the first part of the common stock sale that occurred on May 8, 2012 under “Liquidity and Capital Resources” on page 19 of the March 2012 Form 10-Q as follows: “On May 8, 2012, we sold 5,600,000 shares of our common stock at a purchase price of $0.125 per share, receiving gross proceeds of $700,000 in a private placement….”
On May 15, 2012 (after the March 2012 Form 10-Q cutoff date), the Company sold an additional 5,368,960 shares of common stock for gross proceeds of $671,120.
These two transactions were combined into one paragraph disclosed on page 32 of the Form S-1 that stated: “On May 8 and 15, 2012, we sold a total of 10,968,960 shares of our common stock at a purchase price of $0.125 per share, receiving gross proceeds of $1,371,120 in a private placement .…”

Should any member of the Commission's staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the 2011 Form 10-K and March 2012 Form 10-Q, please do not hesitate to contact Donna Mackenzie, the Company's Chief Financial Officer, at (407) 674-6911 or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Ms. Leigh Ann Shultz, Staff Accountant
Mr. Carlos Pacho, Senior Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Donna Mackenzie, CFO, IZEA, Inc.

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